JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

E. D. ARMSTRONG III	JENNIFER A. FICARROTTA	MICHAEL G. LITTLE	SCOTT E. SCHILTZ*
ALEKSAS A. BARAUSKAS	JOSEPH W. GAYNOR	SARAH J. MANTHEY	KIMBERLY L. SHARPE
BRUCE H. BOKOR	RYAN C. GRIFFIN	MICHAEL C. MARKHAM	WILLIAM B. SPOTTSWOOD
CHARLES A. BUFORD	MARION HALE	ZACHARY D. MESSA	JOAN M. VECCHIOLI
GUY M. BURNS	SCOTT C. ILGENFRITZ	F. WALLACE POPE, JR.	STEVEN H. WEINBERGER
KATHERINE E. COLE	FRANK R. JAKES	ROBERT V. POTTER, JR.	JOSEPH J. WEISSMAN
JONATHAN S. COLEMAN	TIMOTHY A. JOHNSON, JR.*	DARRYL R. RICHARDS	STEVEN A. WILLIAMSON
MICHAEL T. CRONIN	SHARON E. KRICK	PETER A. RIVELLINI	*OF COUNSEL
ELIZABETH J. DANIELS	ROGER A. LARSON	DENNIS G. RUPPEL
COLLEEN M. FLYNN	ANGELINA E. LIM	CHARLES A. SAMARKOS

911 CHESTNUT ST. ● CLEARWATER, FLORIDA 33756
POST OFFICE BOX 1368 ● CLEARWATER, FLORIDA  33757-1368
TELEPHONE: (727) 461-1818 ● TELECOPIER: (727) 462-0365

FILE NO. 49046.114943

June 17, 2010

Via EDGAR
Ms. Melissa Duru
Special Counsel, Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-0303

Re:	VillageEDOCS, Inc., Schedule 13E-3 filed February 5, 2010 (File No. 005-78287) and Preliminary Information Statement on Schedule 14C filed February 5, 2010 (File No. 0-31395)
Dear Ms. Duru:

On behalf of VillageEDOCS, Inc. (the “Company”), we submit for review by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), this letter in response to the Staff’s comments to the Company’s Schedule 13E-3 filed February 5, 2010 (File No. 005-78287) (the “13E-3”) and its  Preliminary Information Statement on Schedule 14C filed February 5, 2010 (File No. 0-31395) (the “14C” and, together with the 13E-3, the “Filings”).  The Staff’s comments are set forth in a letter dated March 5, 2010.  For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

Schedule 13E-3

1.	Please include on the outside cover page of Schedule 13E-3 the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

The cover page has been revised to include the legend, which was on the top of page 2 in the previous filing.

CLEARWATER	♦	TAMPA

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Melissa Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
June 17, 2010

2.
Rule 13e-3 requires each issuer and affiliate engaged in a going-private transaction to file a Schedule 13E-3 and furnish the required disclosures.  It would appear that Mr. C. Alan Williams, a 41.7% shareholder, was amongst the persons who provided the consents authorizing the going private transaction and is an affiliate engaged in a going private transaction.  Please revise to add Mr. Williams as a filing person on the Schedule 13E-3.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Please ensure that each filing person added in response to this comment executes the signature page or tell us why it has been omitted.  Additionally, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to this comment.  For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.  See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

The Company has revised the transaction from an action by consent of a majority of stockholders, requiring filing of an Information Statement on Schedule 14C, which was previously filed on February 5, 2010, to a solicitation of consents by the Company, requiring filing of a Consent Statement on Schedule 14A, which is being filed concurrently with this letter (the “Consent”).  The Consent is a solicitation by the Company alone, with no affiliate participation; therefore, no person, including Mr. Williams, is required to comply with the requirements of Schedule 13E-3 or Schedule 13D with respect to this transaction.  As more fully described in response to Comment #2 below, under Schedule 14C-General, we have included appropriate disclosures in the body of the Consent Statement that any previous consents solicited by the Company from Mr. Williams or GoSolutions, LLC are invalid and that new consents must be obtained after the filing date of a definitive Schedule 14A in order to be effective.

3.
Other than the 13D/A filed on December 24, 2009, we are unable to locate the amendment to Schedule 13D outlining Mr. C. Alan Williams’ intentions to effectuate action by written consent with respect to the going private transaction.  Please advise.

Please refer to our response to Question #2 immediately above.  It is our intent to have an amendment to Mr. Williams’ Schedule 13D filed if, and when, he consents to the Stock Split after the date of filing the definitive Schedule 14A.

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Melissa Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
June 17, 2010

Schedule 14C

General

1.
You disclose that 68% of the shareholders approved the action with respect to the reverse/forward stock split transaction by written consent.  Revise to disclose in the letter to shareholders and information statement the persons who provided their consents.

The Company has revised the transaction from an action by consent of a majority of stockholders, requiring filing of an Information Statement on Schedule 14C, which was previously filed on February 5, 2010, to a solicitation of consents by the Company, requiring filing of the Consent Statement under cover of Schedule 14A.  The Consent Statement is a solicitation by the Company, with no prior consents applicable.  In the interest of full and fair disclosure, we have included disclosures indicating that any previously solicited consents are invalid.  We have also identified the two (2) outside shareholders, Mr. Al Williams and GoSolutions, LLC as the two shareholders of whom previous consents were solicited but are deemed invalid.  We have also indicated that only consents obtained after the date of a definitive Schedule 14A, including the final Consent Statement, will be counted in connection with the tabulation of votes approving the Stock Split.

2.
We refer you to the definition of solicitation contained in 14a-1(l) of the Securities Exchange Act of 1934.  Please provide us with your analysis of whether the Board and/or management engaged in a partial solicitation subject to the filing requirements and provisions of Regulation 14A with respect to any of the consents obtained on February 5, 2010.  We may have further comment.

The Company has revised the transaction from an action by consent of a majority of stockholders, requiring filing of an Information Statement on Schedule 14C, which was previously filed on February 5, 2010, to a solicitation of consents by the Company, under cover of Schedule 14A.  We have concluded that the provisions of Rule 14a-1(1) of the Exchange Act as it relates to the definition of a partial solicitation by the board and/or management applies even if such solicitation was limited to only two (2) shareholders.  Therefore, we have deemed the previously consents obtained from Mr. Williams and GoSolutions, LLC as invalid.  We believe the best way to resolve the staff’s comment is to restructure the solicitation from a Schedule 14C Information Statement to a Schedule 14A Consent Solicitation.  The Company will be required to obtain new consents from Mr. Williams and/or GoSolutions, LLC, as well as all other shareholders representing a majority of the outstanding shares of common stock in order to effectuate the Stock Split.  We have included appropriate remedial disclosures within the body of the Consent Statement.  We respectfully point out that the partial solicitation was inadvertent and that the Company has voluntarily taken corrective action as described herein.

Cover Page

3.	Please revise to indicate that the information statement is a preliminary copy. Refer to 14c-5(d).

The Schedule 14A on its cover indicates it is a preliminary consent statement.

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Melissa Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
June 17, 2010

Special Factors

4.
Please see comment 2 above.  To the extent affiliates are added as filing persons, please disclose the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the company.  Refer to Instruction 3 to Item 1013(d) of Regulation M-A.

The Company has revised the transaction from an action by consent of a majority of stockholders, requiring filing of an Information Statement on Schedule 14C, which was previously filed on February 5, 2010, to a solicitation of consents by the Company, requiring filing of the Schedule 14A and related Consent Statement.  The Consent is a solicitation by the Company alone, with no affiliate participation; therefore, no description of affiliate interest in the net book value and earnings of the Company is required.

5.
Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years since the enactment of the Sarbanes-Oxley Act, please revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the company’s operating history.  See Item 1013(c) of Regulation M-A.

The Company has revised the Consent Statement to include the suggested description.  Please refer to “STOCK SPLIT SUMMARY TERM SHEET – Purpose of and Reasons for the Stock Split”, “SPECIAL FACTORS – Purpose of and Reasons for the Stock Split”, and “STOCK SPLIT PROPOSAL – Background of the Stock Split”.

Fairness of the Stock Split

6.	As noted in a prior comment, revise to include the fairness discussion required by each filing person engaged in the going private transaction.

The Company has revised the transaction from an action by consent of a majority of stockholders, requiring filing of an Information Statement on Schedule 14C, which was previously filed on February 5, 2010, to a solicitation of consents by the Company, requiring filing of the Schedule 14A.  The Schedule 14A is a solicitation by the Company alone, with no affiliate participation; therefore, no description of affiliate fairness is required.

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Melissa Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
June 17, 2010

7.
Revise all the disclosures regarding the fairness of the transaction throughout the document to address to unaffiliated shareholders, both those who will retain an interest in the company and those who will be cashed out.  Your current disclosure under this heading, for example, references fairness to all stockholders, affiliated and unaffiliated.  Please revise statements such as these to address the determination of fairness with respect to unaffiliated stockholders.  See Question and Answer #19 in Exchange Act Release No. 34-17719.

The Company has revised the Consent Statement in various locations to include the suggested description.  Please refer to “STOCK SPLIT SUMMARY TERM SHEET – Fairness of the Stock Split” and “SPECIAL FACTORS – Fairness of the Stock Split”.

8.
We refer to disclosure in the sixth full paragraph under this heading in which you disclose that “no negotiations” regarding the Stock Split occurred other than the deliberations of the Board.  Your disclosure regarding the Board’s deliberations, however, should be revised to provide a more detailed account of each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meting.  Please identify any advisors or other counsel and the members of management who were present at each meeting.  For example, please provide disclosure regarding the person(s) who initiated the discussions of the board regarding the going private transaction.  Please revise disclosure under “Background of the Stock Split” accordingly.

The Company has revised the Consent Statement to include a separate sub-caption “Special Committee and Board of Directors Deliberations”.

9.
We note disclosure stating that the board did not obtain an independent third party to act solely on behalf of the unaffiliated stockholders for purpose of negotiating the terms of the transaction and did not prepare a report covering the fairness of the stock split.  Amongst the reasons cited for the Board’s decision to not deploy such procedural protective mechanisms is that the vote of at least a majority of quorum stockholders was needed to approve the transaction.  Given that over 40% of the shares are held by a single stockholder, it is not apparent how the vote of the majority of quorum shareholders contributed to the procedural fairness of the transaction.  Please supplement your disclosure to explain the Board’s conclusions regarding procedural fairness in this regard.

The Company has revised the transaction from an action by consent of a majority of stockholders, requiring filing of an Information Statement on Schedule 14C, which was previously filed on February 5, 2010, to a solicitation of consents by the Company, requiring filing of the Schedule 14A and Consent Statement.  The registrant has eliminated the language cited by the staff and included other language addressing the procedural fairness issues under the caption “Special Committee and Board of Director Deliberations”, which has been inserted in response to the staff’s Comment #8 above.

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Melissa Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
June 17, 2010

Background to the Stock Split

10.
Please expand here and in the Questions and Answers section, whether any other share valuation other than $0.015 per share was considered for the cash out amount to be paid to holders and if not, why not.

The Company has revised the Consent to include the suggested description.  Please refer to “QUESTIONS AND ANSWERS”, “SPECIAL FACTORS – Fairness of the Stock Split”, and “STOCK SPLIT PROPOSAL – Background of the Stock Split”.

Financial Information

11.
Please revise to update the summary financial statements included in the information statement to reflect the financial results for the most recently completed fiscal year ended 12-31-2009 or advise us as to why this revision is unnecessary.

The Company has revised the Consent to include the suggested updated financial information.  Please refer to “FINANCIAL INFORMATION”.

Conclusion

The Company has also made other conforming changes, which have been necessitated by changing the filing from a Schedule 14C to a Schedule 14A, as well as other normal updating of relevant information.  As we have indicated, the Company is experiencing financial pressure and any efforts on the part of the staff to expedite this filing before the Company is required to file its next Form 10-Q for the quarter ended June 30, 2010 is greatly appreciated.  Please feel free to contact the undersigned with any questions or comments you may have.  We appreciate the staff’s assistance in this matter.

Very truly yours,

JOHNSON, POPE, BOKOR,
RUPPEL & BURNS, LLP

By:	/s/ Michael T. Cronin
Michael T. Cronin